UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 30, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – WRE2230 LLC

On March 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $4,900,000, (the “Huron River Apartments Senior Loan”). The borrowing entity, WRE2230 LLC, a Michigan LLC (“WRE2230”), used the loan proceeds to acquire and renovate Huron River Apartments, a multifamily property located at 2230 Fuller Ct, Ann Arbor, MI 48105 (the “Huron River Apartments Property”). The property is currently improved with two buildings totaling 38 units (of which two are currently off-line). The borrower intends to renovate all 36 units and bring the two units without certificates of occupancy back on line. Of the 36 currently available unit, the property is 97.2% occupied.

WRE2230 is managed by the principal of Wickfield Properties, Bradley J. Hayosh. Mr. Hayosh founded Wickfield in 2007 as a real estate owner-operator, focused on the refinance, development, and operation of multifamily properties primarily located in the Michigan area. Wickfield manages a diverse real estate portfolio valued in excess of $250 million, which includes approximate 2,000+ residential units and approximately 600,000 SF of commercial space. Other than with regard to the senior loan and a previous preferred equity transaction, neither our Manager nor we are affiliated with Wickfield. This transaction would represent our second transaction with Wickfield.

At the closing of the Huron River Apartments Senior Loan, WRE2230 was capitalized with approximately $1,100,603 of equity from the borrower.

The Huron River Apartments Senior Loan bears an interest rate equal to the 1-month LIBOR Index + 5.75%, adjusted monthly with a minimum floor rate of 7.50%. A portion of the interest is required to be paid current, monthly, at a rate equal to 5.0% fixed per annum. The interest is required to be paid current on a monthly basis through the maturity date, March 29, 2020 (the “Huron River Apartments Senior Loan Maturity Date”). In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Huron River Apartments Senior Loan amount, paid directly by WRE2230.

There are no extension periods available during the term of the Huron River Apartments Senior Loan. The Huron River Apartments Senior Loan may be prepaid in whole or in part during the term of the Huron River Apartments Senior Loan; however, a 12-month minimum yield must be maintained.

The Guarantor has provided customary bad boy carve-out guarantees and completion guarantees.

As of its closing date, the Huron River Apartments Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 81.7%. The LTC ratio is the amount of the Huron River Apartments Senior Loan divided by the cost incurred from the property purchase and expected renovations and closing costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Huron River Apartments Senior Loan’s as-renovated loan-to-value ratio, or the LTV ratio, was approximately 79.0%. The LTV ratio is the amount of the Huron River Apartments Senior Loan divided by the February 2018 third-party appraised as-stabilized value of the Huron River Apartments Property. There can be no assurance that such value is correct.

The Huron River Apartments Property is located in the Ann Arbor submarket of the metro Detroit, MI market. The Huron River Apartments Property is located just north of the Huron River adjacent to a VA Hospital and close to the University of Michigan North Campus. The Huron River Apartments Property is located on Fuller Ct, with easy accessibility to Downtown via Broadway St.

As the Huron River Apartments Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: April 5, 2018